Exhibit 99.1

SINOVAC APPOINTS ERNST & YOUNG HUA MING LLP CHINA AS EXTERNAL AUDITOR

Beijing– May 15, 2013 – Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, has appointed China-based Ernst & Young Hua Ming LLP as its registered independent public accounting firm effective from May 14, 2013 to replace Ernst & Young LLP Canada.

On May 14, 2013, Ernst & Young LLP Canada notified the Company that it would not stand for re-election as the Company’s registered independent public accounting firm.

Both of the Company’s audit committee and the board of directors have approved the appointment of Ernst & Young Hua Ming LLP to replace Ernst & Young LLP Canada. Ernst & Young Hua Ming LLP has begun providing services and is working with the Company and Ernst & Young LLP Canada to ensure a seamless transition. The Company believes that the appointment of Ernst & Young Hua Ming LLP is beneficial because of the close proximity to the Company’s headquarters as the firm is also based in Beijing, China.

During the years ended December 31, 2012 and 2011, and through May 14, 2013, there were no disagreements with Ernst &Young LLP Canada on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease). In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Helen Yang/Chris Lee

Sinovac Biotech Ltd.
Tel:  +86-10-8279-9659/ 9696
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors

Stephanie Carrington
The Ruth Group
Tel: +1-646-536-7017
Email: scarrington@theruthgroup.com

Media

Victoria Aguiar
The Ruth Group
Tel: +1-646-536-7013
Email: vaguiar@theruthgroup.com

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